Exhibit 99.(b)(2)

            September 7, 2003

Re:            The Agreements specified below.

Gingko Corporation
c/o Symphony II-A Technology Group
4015 Miranda Avenue, 2nd Floor
Palo, Alto CA 94304

Information Resources, Inc.
150 North Clinton Street
Chicago, Illinois 60661

Ladies and Gentlemen:

In connection with:

  (a)
  the Agreement and Plan of Merger (the "Merger Agreement") dated as of the date hereof among Information Resources, Inc., a Delaware corporation (the "Company"), and Gingko Corp., a Delaware corporation ("Parent"), and Gingko Acquisition Corp., a Delaware corporation and wholly owned Subsidiary of Parent ("Merger Sub"), and

  (b)
  the Contingent Value Rights Agreement (the "CVR Agreement" and together with the Merger Agreement, the "Agreements") between the Company and Parent, in the form attached to the Merger Agreement,

each of Symphony Technology II-A, L.P., a Delaware limited partnership ("Symphony II-A" and together with the Company and Parent, collectively, the "parties"), Parent and the Company hereby agrees as follows:

  1.    Equity Commitment.

        (a)   Subject in all respects to the satisfaction of the conditions set forth in Exhibit A to the Merger Agreement (in respect of the Offer) and to the conditions set forth in Section 6.01 of the Merger Agreement (in respect of the Merger) (or, in either such case, the waiver to the extent permitted by the Merger Agreement by Parent, but only after having obtained Symphony II-A's prior written consent for any such waiver), Symphony II-A hereby agrees to invest $40,000,000 in the aggregate (such amount, subject to any adjustments pursuant to Section 2 hereof, the "Commitment Amount") in shares (the "Parent Shares") of the common stock, each with a par value of $0.01 per share, of Parent; provided that, if the Recapitalization (as defined in the letter agreement (the "TCP Commitment Letter") dated as of the date hereof among Tennenbaum Capital Partners, LLC, Parent and Symphony II-A) is consummated after the Closing, (x) each of Parent and Symphony II-A hereby agree that up to $5 million of the Parent Shares shall be redeemed at a redemption price calculated at Symphony II-A's cost, subject to adjustment as described in the TCP Commitment Letter and (y) Parent shall pay the STG Advisory Fee (as defined in the TCP Commitment Letter) to Symphony II-A.

        (b)   Parent shall invest the Commitment Amount in Parent as contemplated by Section 1(a) of this letter agreement in separate tranches as follows:

          (i)    promptly after the Acceptance Date, a portion of the Commitment Amount shall be so invested by Symphony II-A in Parent in an amount that is equal to the product of (x) the Commitment Amount times (y) a fraction, the numerator of which is the number of shares of Company Common Stock that were validly tendered and not withdrawn and that Merger Sub accepted for payment under the Offer by the Acceptance Date, and the denominator of which is the number of shares of Company Common Stock that were issued and outstanding on the Acceptance Date;

          (ii)   amounts from time to time as may be needed to pay for any shares of Company Common Stock that were validly tendered, and Merger Sub has accepted for payment, in any "subsequent offering period" under the Offer promptly after those Shares were accepted for payment by Merger Sub; and

          (iii)  promptly after the Effective Time, any portion of the Commitment Amount that has not yet been invested pursuant to the immediately preceding clauses (i) and (ii) shall be so invested by Symphony II-A in Parent.

        (c)   Parent shall provide to Merger Sub all or any portion of the Commitment Amount that is actually invested by Symphony II-A into Parent to the extent needed by Merger Sub to satisfy its obligations under the Merger Agreement.

  2.    Equity Backstop.

        (a)   Subject to Sections 2(b) and 2(c) of this letter agreement in all respects, if Parent and/or Merger Sub shall have any liability to the Company under the Merger Agreement that cannot be satisfied out of the assets of Parent and/or Merger Sub, Symphony II-A shall make equity contributions to Parent (which shall, to the extent needed, be contributed by Parent to Merger Sub) from time to time in an aggregate amount equal to those liabilities, subject to a maximum aggregate amount of the Commitment Amount (those obligations of Symphony II-A, subject to that cap and any reduction described in the next two sentences, the "Backstop Obligation"). Any contribution by Symphony II-A to Parent pursuant to this Section 2(a) shall reduce the Commitment Amount of Symphony II-A under this letter agreement on a dollar-for-dollar basis, and any amount invested in Parent by Symphony II-A in respect of the Commitment Amount shall reduce the Backstop Obligation of Symphony II-A under this letter agreement on a dollar-for-dollar basis. The Backstop Obligation may be satisfied by a contribution to Parent by Symphony II-A, any of its Affiliates or any third party (and, if so contributed by a third party, the amount of that contribution shall reduce Symphony II-A's obligations in respect of the Commitment Amount and the Backstop Obligation on a dollar-for-dollar basis). Any contribution contemplated by this Section 2(a) shall be made promptly after the earlier to occur of: (i) the execution and delivery of any settlement agreement to which the Company and Parent are parties relating to and finally resolving any liability by Parent and/or Merger Sub to the Company under the Merger Agreement, provided that there shall have been executed and delivered by the Company a stipulation of dismissal with prejudice in a form prepared by (and acceptable to) Symphony II-A or (ii) the entry by a court of competent jurisdiction of a final judgment no longer subject to appeal or other avenue of review determining that a liability by Parent and/or Merger Sub to the Company exists under the Merger Agreement. Symphony II-A further acknowledges and agrees that, subject to the remainder of this letter agreement, the Backstop Obligation is absolute and unconditional.

        (b)   (i) In any claim asserted by the Company against Parent, Merger Sub and/or Symphony II-A, any of their respective Affiliates or any of the foregoing's directors, officers, agents, employees, general or limited partners, members or other investors, including, but not limited to, any claim that arises out of or relates in any way to the Agreements or this letter agreement or the transactions contemplated by any of them or the breach or claimed breach hereof or thereof, the Company shall be entitled to only a single recovery, and that recovery shall be from Symphony II-A as specified in Section 2(a) of this letter agreement; (ii) such recovery shall be Parent's and the Company's sole and exclusive remedy with respect to any such claim (without duplication), and all other damages or remedies, at law or in equity (including provisional remedies) are waived; (iii) it is the intent of the Company that the limitations imposed hereby on remedies and the measure of damages shall apply, regardless of the theory or theories upon which recovery hereunder is sought; and (iv) this paragraph shall survive any expiration or termination of the Merger Agreement, the CVR Agreement or this letter agreement.

        (c)   Section 2(a) of this letter agreement (and the parties' respective rights and obligations under Section 2(a)) shall terminate, and shall no longer have any force or effect, on and after the earlier to occur of (i) the date that Symphony II-A shall have invested the Commitment Amount in Parent and (ii) the Effective Time.

  3.    No Third Party Liability; Limitations on Liability.

        (a)    Notwithstanding anything that may be deemed to the contrary in this letter agreement or otherwise (whether express or implied), Symphony II-A is the only Person who shall have any obligation under this letter agreement, and no recourse shall be had in respect of the Commitment Amount, the Backstop Obligation or any other obligation hereunder, and no personal liability shall be imposed in respect of the Commitment Amount, the Backstop Obligation or any other obligation hereunder, on any other Person (including, but not limited to any Affiliates of Symphony II-A or any current or future officer, director, agent, employee, general or limited partner, member or other investor of Symphony II-A or of those Affiliates), whether by the enforcement of any assessment or by any legal or equitable proceeding or by virtue of any statute, regulation, common law or other applicable law, or otherwise.

        (b)   Notwithstanding anything else in this letter agreement or the Agreements that may be deemed to the contrary, in no event shall (i) Symphony II-A (and/or, without limiting Section 3(a) above in any respect, any of its Affiliates or any of their respective directors, officers, employees, investors or partners) be liable to any party to any of the Agreements or any other Person in any action relating to or arising out of the subject matter of this letter agreement and/or either or both of the Agreements for any amount in excess of $40,000,000 or (ii) ANY PARTY TO THIS LETTER AGREEMENT BE LIABLE IN RESPECT OF THIS LETTER AGREEMENT FOR ANY PUNITIVE OR EXEMPLARY DAMAGES OR ANY CONSEQUENTIAL DAMAGES, OTHER THAN THOSE CONSEQUENTIAL DAMAGES THAT WERE REASONABLY FORESEEABLE AS OF THE DATE OF THIS LETTER AGREEMENT (BUT EXCLUDING, IN ALL CASES, DAMAGES IN THE FORM OF GOODWILL, LOST FUTURE PROFITS AND LOST CUSTOMERS.).

  4.    Miscellaneous.

        (a)   This letter agreement (i) may be executed in two or more counterparts (and may be delivered by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and (ii) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns

        (b)   Nothing express or implied is intended to or shall confer upon any other Person any other right, benefit or remedy of any nature whatsoever relating to, under or by reason of this letter agreement

        (c)   This letter agreement and all claims arising hereunder shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof. Any claim arising under this letter agreement shall be brought exclusively in the state or federal courts sitting in Delaware, and such courts are agreed to be a convenient forum for those claims. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        (d)   This letter agreement sets forth the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes all prior written and oral agreements and understandings of the parties with respect thereto, including, but not limited to the letter agreement dated June 29, 2003 among the parties hereto, which prior letter agreement is hereby terminated and shall no longer have any further force or effect.

        (e)   Any capitalized term that is used, but not defined, in this letter shall have the meaning assigned to that term in the Merger Agreement.

        If the foregoing accurately reflects the agreement of the parties to this letter agreement, please execute and deliver this letter agreement in the space indicate below.

Very truly yours,
SYMPHONY TECHNOLOGY II-A, L.P.
By:	Symphony Technology II GP, LLC, as its General Partner
By:	/s/ WILLIAM CHISHOLM Name: William Chisholm Title: Partner
Accepted and agreed as of the date of this letter agreement:
GINGKO CORP.
By:	/s/ WILLIAM CHISHOLM Name: William Chisholm Title: Executive Vice President
INFORMATION RESOURCES, INC.
By:	/s/ JOSEPH P. DURRETT Name: Joseph P. Durrett Title: Chief Executive Officer